Exhibit 3.1

     The following sets forth the terms of certain Sections of the Restated Bylaws of Uranium Resources, Inc., as such terms were amended by the Board of Directors on August 6, 2007:

     Section 4.6. The Chairman of the Board shall preside at all meetings of the Shareholders and the Board of Directors.

     Section 4.7. The President of the Company shall be the chief executive officer of the Corporation and shall have general powers of oversight, supervision, and management of the business and affairs of the Corporation and shall perform such other duties as may be prescribed by the Board of Directors or these Bylaws and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall appoint and discharge employees and agents of the Corporation (other than officers elected by the Board) and may sign, with any other officer thereunto duly authorized, certificates representing stock of the Corporation, the issuance of which shall have been duly authorized (the signature to which may be a facsimile signature), and may sign and execute , in the name and on behalf of the Corporation, deeds, mortgages, bonds, contracts, agreements, or other instruments, except in cases where the signing and execution thereof shall be expressly authorized by the Board to some other officer or agent. The President shall in the absence or disability of the Chairman of the board, perform the duties of the Chairman. Unless the Board of Directors shall otherwise delegate such duties, the President shall be ex-officio a member of all standing committees.